Exhibit 4.7
Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

This Base Agreement (“Base Agreement”) dated as of June 1st 2011 (“Effective Date”)between IBM Dalian Global Delivery Co Ltd., IBM Solution & Services (SZ) Co., Ltd. (“Buyer”) and Bejing Camelot Technology Co.,Ltd. (“Supplier”), establishes the basis for a procurement relationship under which Supplier and its Affiliates will provide Buyer and its Affiliates the Deliverables and Services issued under this Base Agreement and Master Statement of Work#4911013924 (“MSOW”). Deliverables and Services acquired by Buyer or Customer on or after the Effective Date will be covered by this Base Agreement and MSOW. This Base Agreement and MSOW will remain in effect until May 31st 2015.

The Structure of Agreement

Buyer is subcontracting to Supplier the provision of certain Services, as its general scope defined in the MSOW (both the Base Agreement, the MSOW and the PSOWs will be collectively referred to as “this Agreement”), that it is obligated to provide to its Customers. Supplier’s provision of those Services shall be in accordance with the terms of this Agreement. The parties acknowledge and agree that there may be additional or revised requirements for particular Customers that will require the amendment or supplementation of these terms. In such circumstances, the parties will create new services and/or distinct obligations with respect to those Customers that they will document in Project Statement of Works (“PSOWs”). The PSOWs will be governed by the terms of the Base Agreement and the MSOW unless the parties specifically agree otherwise in writing. In the event of a conflict between the terms of a PSOW and the Base Agreement and the MSOW, the PSOW will control. When used in this Agreement, capitalized terms shall have the respective meanings ascribed to them in Definitions.

1.0 Definitions
"Affiliates" means entities that control, are controlled by, or are under common control with, a party to this Agreement.
"Agreement" means this Base Agreement, MSOW, and any relevant PSOWs and other attachments or appendices specifically referenced in this Agreement.
"Appearance Design" means the appearance presented by an object, formed in hardware or by software that creates a visual impression on an observer. Appearance Design refers to the ornamental and not the functional aspects of an object. "Customer" means Buyer’s customer.
"Deliverables" means items that Supplier prepares for or provides to Buyer or Customer as described in a SOW. Deliverables include Developed Works, Preexisting Materials, and Tools.
“Delivery Company” shall have the meaning given such term in the Section 15.5. For the purpose of this definition, the Delivery Company shall include all its branch offices and subsidiaries under the Delivery Company. On the Effective Date, the Delivery Company shall include without limitation to Shanghai Camelot Information Technology Co., Ltd, and Kunshan Kesuo Information Consulting Co., Ltd.. and their branch offices and subsidiaries.
"Developed Works" means all work product (including software and its Externals) developed in the performance of this Agreement as described in a PSOW. Developed Works do not include Preexisting Materials, Tools, or items specifically excluded in a PSOW.
"Electronic Self-Help" means a process where Supplier electronically disables, removes, or otherwise prevents the use of its software product without the Buyer's or Buyer's Customer's cooperation or consent. Electronic Self-Help could be done through electronic or other means (for example: remotely through "back doors" or hidden entrances in the software or through hidden shut-down commands in the software that can be activated by phone or in other ways).
"Externals" means any pictorial, graphic, audiovisual works, reports or data generated by execution of code and any programming interfaces, languages or protocols implemented in the code to enable interaction with other computer programs or end users. Externals do not include the code that implements them.
”Initial Term” means the initial term of this Agreement, which begins on the Effective Date and continues for three (3) years thereafter.
"Inventions" means ideas, designs, concepts, techniques, inventions, discoveries or improvements, whether or not patentable, conceived or reduced to practice by Supplier Personnel in performance of this Agreement.
"Joint Inventions" means Inventions made by Supplier Personnel jointly with Buyer Personnel.
"Master Statement of Work" or "MSOW" means a document that defines the master scope of work to be accomplished by Supplier and specific responsibilities for various activities / tasks planned to be performed and completed by Supplier under PSOW.

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

"Operational Committee" means a body of representatives from Buyer, Buyer’s Affiliates, Supplier, and Supplier’s Affiliates delegated to monitor and manage operations executed under this Agreement, MSOW, and PSOW including, but not limited to, reviewing headcount and delivery center utilization on a weekly basis.
"Participation Agreement" or "PA" means an agreement signed by one or more Affiliates which incorporates by reference the terms and conditions in this Base Agreement, any relevant SOWs, and other attachments or appendices specifically referenced in the PA.
"Personnel” means agents, employees or subcontractors engaged or appointed by Buyer, Customer.
"Preexisting Materials" means items including their Externals, contained within a Deliverable, in which the copyrights are owned by a third party or that Supplier prepared or had prepared outside the scope of this Agreement. Preexisting Materials exclude Tools, but may include material that is created by the use of Tools.
"Prices" means the agreed upon payment and currency for Deliverables and Services, inclusive of Taxes and including all applicable fees and payments, as specified in the relevant SOW.
"Purchase Order" means Buyer’s work authorization for Supplier to start working for the shipment of Deliverables and Services specified by PSOWs/MSOW, which becomes a legally binding contract once Supplier accepts it. Supplier will begin work only after receiving a PO from Buyer.
"Renewal Term” means the renewal terms of this Agreement, which shall each be one (1) years in duration.
"Services" means work that Supplier performs for Buyer or Customer as described in a SOW and/or WA exclusively using the Supplier employees as designated by Buyer.
Service Level” has the meaning given such term in the MSOW and PSOWs.
"Project Statement of Work" or "PSOW" means any document that:

1.  Identifies itself as a statement of work;
2.  is signed by both parties;
3.  incorporates by reference the terms and conditions of this Base Agreement and MSOW;
4.  describes relevant details of the Deliverables and Services, including any requirements, specifications or schedules unique for each project as applicable;
5.  describes respective obligations of Supplier and Buyer to be performed in the areas specified in this MSOW;

"Statement of Work" or "SOW" means any document that:

1.  identifies itself as a statement of work;
2.  is signed by both parties;
3.  incorporates by reference the terms and conditions of this Base Agreement; and
4.  describes the Deliverables and Services, including any requirements, specifications or schedules.
5.  SOW includes both MSOW and PSOW.
“Supplier Personnel" means Suppliers’ employees deployed against valid POs/WAs issued by Buyer
“Taxes” means any and all applicable taxes, charges, fees, levies or other assessments imposed or collected by any governmental entity worldwide or any political subdivision thereof and however designated or levied on sales of Deliverables or Services, or sales, use, transfer, goods and services or value added tax or any other duties or fees related to any payment made by Buyer to Supplier for Deliverables and/or Services provided by Supplier to Buyer under or pursuant to this Agreement; exclusive, however, of any taxes imposed upon the net income or capital of Supplier, any taxes in lieu of such net income taxes and any other taxes which are to be borne by Supplier under law.

"Tools" means software that is not commercially available, and its Externals, required for the development, maintenance or implementation of a software Deliverable.
"Work Authorization" or "WA" means Buyer’s authorization in either electronic or tangible form for Supplier to conduct transactions under this Agreement in accordance with the applicable SOW (i.e., a purchase order, bill of lading, or other Buyer designated document). A SOW is a WA only if designated as such in writing by Buyer.

2.0 Statement of Work
Supplier will provide Deliverables and Services as specified in the relevant SOW and/or WA. Supplier will begin work only after receiving a Purchase Order duly issued by authorized personnel of the Buyer. Supplier agrees that it will not be entitled to any payment for any work performed by it, regardless of whether such work was ordered by Buyer’s personnel, unless the work was performed pursuant to a duly issued Purchase Order by authorized personnel of the Buyer. Supplier agrees to waive all rights that it may have under this Agreement or applicable laws for payment of work done without a duly issued Purchase Order (including without limitation claims based on tort, breach of contract, unjust enrichment and all other causes of action)

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

and further agrees that, notwithstanding the absence of a duly issued Purchase Order all intellectual property rights for any work delivered to Buyer shall vest in Buyer and Customer as provided for by the Base Agreement. Buyer may request changes to a SOW and/or WA and Supplier will submit to Buyer the impact of such changes. Changes accepted by Buyer will be specified in an amended SOW and/or WA or change order signed by both parties. Supplier agrees to accept all Purchase Orders that conform with the terms and conditions of this Agreement.

3.0 Pricing
Supplier will provide Deliverables and Services to Buyer for the Prices. The Prices for Deliverables and Services specified in a SOW and accepted by Buyer as also defined in the Section 1.0 as “Prices.” The relevant SOW shall contain Prices for each country receiving Deliverables and Services under this Agreement. Supplier is not entitled to payment under this Agreement for activities also covered by a Business Partner Agreement with Buyer.

4.0 Taxes
Supplier’s invoices shall state all applicable Taxes owed by Buyer, if any, by tax jurisdiction and with a proper breakdown between taxable and non-taxable Deliverables and Services. Supplier assumes responsibility to timely remit all such Tax payments to the appropriate governmental authority in each respective jurisdiction. Supplier agrees to use its best efforts to properly calculate any applicable Taxes at the time of invoice. Supplier and Buyer agree to cooperate to minimize, wherever possible and appropriate, any applicable Taxes, including reasonable notice and cooperation in connection with any audit. Supplier shall also bear sole responsibility for all taxes, assessments, or other levies on its own leased or purchased property, equipment or software. Buyer will pay incremental Taxes (which are additional Taxes due as a result of Supplier’s failure to properly invoice Buyer for the correct amount of Taxes) that are legally owed to Supplier. Supplier shall submit, within a reasonable amount of time, a “Tax Only Invoice” which represents the correct amount of Taxes owed. Supplier shall not request or expect payment for any fines, penalties, and/or interest on such incremental Taxes. This provision shall not apply when Buyer accrues the Tax or when a jurisdiction assesses such Tax on Buyer. If Buyer provides a direct pay certificate, certification of an exemption from Tax or reduced rate of Tax imposed by an applicable taxing authority, then Supplier agrees not to invoice nor pay any such Tax unless and until the applicable taxing authority assesses such Tax, at which time Supplier shall invoice and Buyer agrees to pay any such Tax that is legally owed.

Buyer shall withhold Taxes as required under applicable law on payments made to Supplier hereunder and shall be required to remit to Supplier only the net proceeds thereof. Buyer agrees to remit in a timely manner all Taxes withheld to the appropriate government authority in each respective jurisdiction.

Supplier will reimburse Buyer from any claims by any jurisdiction relating to Taxes paid by Buyer to Supplier; and for any penalties, fines, additions to Tax or interest thereon imposed as a result of Supplier’s failure to timely remit the Tax payment to the appropriate governmental authority in each respective jurisdiction. Supplier shall also reimburse Buyer for any claims made by a taxing jurisdiction for penalties, fines, additions to Tax and the amount of interest thereon imposed with respect to Supplier's failure to invoice Buyer for the correct amount of Tax.

5.0 Payments and Acceptance
Terms for payment will be specified in the relevant SOW. Payment of invoices will not be deemed acceptance of Deliverables or Services, but rather such Deliverables or Services will be subject to inspection, test, acceptance or rejection in accordance with the acceptance or completion criteria as specified in the relevant SOW. Buyer or Customer may, at its option, either reject Deliverables or Services that do not comply with the acceptance or completion criteria for a refund, or require Supplier, upon Buyer’s written instruction, to repair or replace such Deliverables or re-perform such Service, without charge and in a timely manner.

Unless otherwise provided by local law without the possibility of contractual waiver or limitation, Supplier will submit invoices, corrected invoices, or other such claims for reimbursement, to Buyer within (1) year from the date of acceptance of Deliverables or the satisfactory completion of Services. Exceptions must be specifically authorized by Buyer.

6.0 Electronic Commerce

To the extent permitted by local law, the parties will conduct transactions using an electronic commerce approach under which the parties will electronically transmit and receive legally binding purchase and sale obligations ("Documents"), including

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

electronic credit entries transmitted by Buyer to the Supplier account specified in the relevant SOW and Purchase Order. The parties will enter into a separate agreement governing the transmission of such electronic transactions and associated responsibilities of the parties.

7.0 Warranties

7.1 Ongoing Warranties
Supplier makes the following ongoing representations and warranties:
1.  it has the right to enter into this Agreement and its performance of this Agreement will comply, at its own expense, with the terms of any contract, obligation, including any between Supplier and its end-users; or any law, regulation or ordinance to which it is or becomes subject;
2.  no claim, lien, or action exists or is threatened against Supplier that would interfere with Buyer’s rights under this Agreement;
3.  it has disclosed to Buyer in writing the existence of any third party code, including without limitation open source code, that is included in or is provided in connection with the Deliverables and that Supplier and the Deliverables are in compliance with all licensing agreements applicable to such third party code;
4.  Deliverables and Services do not infringe any privacy, publicity, reputation or intellectual property right of a third party;
5.  all authors have agreed not to assert their moral rights (personal rights associated with authorship of a work under applicable law) in the Deliverables, to the extent permitted by law;
6.  Deliverables are safe for use consistent with and will comply with the warranties, specifications and requirements in this Agreement;
7.  Deliverables do not contain harmful code;
8.  Services will be performed using reasonable care and skill and in accordance with the relevant SOW and/or WA;
9.  it will not engage in Electronic Self-Help;
10.  it is knowledgeable with, and is and will remain in full compliance with all applicable export and import laws, regulations, orders, and policies (including, but not limited to, securing all necessary clearance requirements, export and import licenses and exemptions from, and making all proper filings with appropriate governmental bodies and/or disclosures relating to the release or transfer of technology and software to non U.S. nationals in the U.S., or outside the U.S., release or transfer of technology and software having U.S. content or derived from U.S.-origin software or technology); it is knowledgeable with applicable supply chain security recommendations issued by applicable governments and industry standards organizations and will make best efforts to comply with such recommendations;
11.  unless authorized by applicable government license or regulation, including but not limited to any U.S. authorization, Supplier will not directly or indirectly export or re-export, at any time, any technical information, technology, software, or other commodity furnished or developed under this, or any other, agreement between the parties, or any other product that is developed or produced from or using Buyer's technical information, technology, software, or other commodity provided under this Agreement to any prohibited country (including release of such technical information, technology, software, or other commodity to nationals, wherever they may be located, of any prohibited country) as specified in applicable export, embargo, and sanctions regulations;
12.   it will not use, disclose, or transfer across borders any information that is processed for Buyer that may identify an individual (Personal Data), except to the extent necessary to perform under this Agreement; and
13.  it will comply with all applicable data privacy laws and regulations, will implement and maintain appropriate technical and organizational measures and other protections for the Personal Data, (including, without limitation, not loading any Personal Data provided to Supplier on (a) any laptop computers or (b) any portable storage media that can be removed from Supplier’s premises unless (in the case of (b) only) (i) such data has been encrypted and (ii) such data is loaded onto portable storage media solely for the purpose of moving such data to off-site storage). Further, it will immediately report to Buyer any breaches of protection of Personal Data or any compromises thereof and will cooperate fully with Buyer and its Affiliates in investigating any such breaches or compromises, will cooperate fully with Buyer’s and its Affiliates requests for access to, correction of, and destruction of Personal Data in Supplier’s possession, and will comply with all instructions or other requirements provided or issued by Buyer and its Affiliates from time to time relating to Personal Data.
14.  it is familiar with all local laws and regulations pertaining to bribery, corruption and prohibited business practices and has not and will not partake in any actions in relation to the transactions contemplated herein in violation of such laws;
15.  it and its Affiliates has not and will not offer, promise or make or agree to make payments or gifts (of money or anything of value) directly or indirectly to anyone for the purpose of influencing or inducing anyone to influence decisions in favor of Buyer;

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

16.  unless expressly disclosed to Buyer in writing prior to the execution of this Agreement, it does not know nor has reason to believe that any of the owners, principals or senior management of Supplier, its Affiliates, or lower tier subcontractors (1) are or were persons acting in an official capacity for or on behalf of a government; or (2) have a familial relationship to persons acting in an official capacity for or on behalf of a government.
17.  it is duly incorporated and validly existing as a limited liability company and in good standing under the law of the People’s Republic of China.

THE WARRANTIES IN THIS AGREEMENT ARE IN LIEU OF ALL OTHER WARRANTIES AND CONDITIONS, EXPRESS OR IMPLIED, INCLUDING THOSE WARRANTIES OR CONDITIONS OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

7.2 Warranty Redemption
Subject to the Section titled Supplier Liability for Third Party Claims, if Deliverables or Services do not comply with the warranties in this Agreement, Supplier will repair or replace Deliverables or re-perform Services, without charge and in a timely manner if such repair or replacement is required within one-year warranty period committed by Supplier. If Supplier fails to do so, Buyer or Customer may repair or replace Deliverables or re-perform Services and Supplier will reimburse Buyer for actual and reasonable expenses.

8.0 Delivery
Deliverables and Services will be delivered as specified in the relevant SOW and/or WA. If Supplier cannot comply with a delivery commitment, Supplier will promptly notify Buyer of a revised delivery date and Buyer may:
1.  cancel without charge Deliverables or Services not yet delivered; and
2.  exercise all other remedies provided at law and in this Agreement.

9.0 Intellectual Property
9.1 Works Made for Hire
All Developed Works belong exclusively to Buyer (or Customer if specified in the relevant SOW and/or WA) and are works made for hire. If any Developed Works are not considered works made for hire owned by operation of law, Supplier assigns the ownership of copyrights in such works to Buyer or Customer.

9.2 Preexisting Materials
Supplier will not include any Preexisting Materials in any Deliverable unless they are listed in the relevant SOW and/or WA. If Supplier includes any Preexisting Materials in a Deliverable whether or not listed in the relevant SOW and/or WA, Supplier grants or will obtain for Buyer and Customer the following rights: a nonexclusive, worldwide, perpetual, irrevocable, paid-up, license to prepare and have prepared derivative works of such Preexisting Materials and to use, have used, execute, reproduce, transmit, display, perform, transfer, distribute, and sublicense such Preexisting Materials or their derivative works, and to grant others the rights granted in this Subsection.

9.3  Tools
Supplier will not include Tools in Deliverables unless they are listed in the relevant SOW and/or WA. If Supplier includes any Tools in a Deliverable whether or not listed in the relevant SOW and/or WA, Supplier grants or will obtain for Buyer and Customer the following rights: a nonexclusive, worldwide, perpetual, irrevocable, paid-up, license to prepare and have prepared derivative works of such Tools, and to use, have used, execute, reproduce, transmit, display and perform such Tools or their derivative works and to grant others the rights granted in this Subsection.

9.4 Invention Rights
Supplier will promptly provide to Buyer and Customer a complete written disclosure for each Invention which identifies the features or concepts which Supplier believes to be new or different. Supplier assigns all of its right, title and interest in Inventions (including any patent applications filed on or patents issues claiming Inventions) to Buyer.

9.5 Joint Invention Rights
Supplier assigns all of its right, title and interest in Joint Inventions (including any patent applications filed on or patents issued claiming Joint Inventions) to Buyer.

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

9.6 Perfection of Copyrights
Upon request, Supplier will provide to Buyer a "Certificate of Originality" or equivalent documentation to verify authorship of Developed Works. Supplier will confirm assignment of copyright for Developed Works using the "Confirmation of Assignment of Copyright" form and will assist Buyer in perfecting such copyrights.

9.7 Perfection of Invention Rights
Supplier will identify all countries in which it will seek patent protection for each Invention. Supplier authorizes Buyer to act as its agent in obtaining patent protection for the Inventions in countries where Supplier does not seek patent protection. Supplier will assist in the filing of patent applications on Inventions and have required documents signed.

9.8 Trademarks
This Agreement does not grant either party the right to use the other party's or their Affiliates trademarks, trade names or service marks.

9.9 Patents
For the purpose of supporting the Customer as specified in the relevant SOW and/or WA, Supplier grants to Buyer a nonexclusive, worldwide, perpetual, irrevocable, and paid-up license under any patents and patent applications licensable by Supplier to make, have made, use, have used, import, export, sell, and otherwise transfer the Deliverables and use the Services to the extent authorized in this Base Agreement and any relevant Statements of Work and Work Authorizations.

10.0 Supplier Liability for Third Party Claims

10.1 General Indemnification
Supplier will defend, hold harmless and indemnify, including legal fees, Buyer and Buyer Personnel, Buyer's landlord (if there is one), and Customer and Customer Personnel against third party claims that arise or are alleged to have arisen as a result of negligent or intentional acts or omissions of Supplier or Supplier Personnel or breach by Supplier of any term of this Agreement.

10.2 Intellectual Property Indemnification
Supplier will defend, or at Buyer’s option cooperate in the defense of, hold harmless and indemnify, including legal fees, Buyer and Buyer Personnel and Customer and Customer Personnel from third party claims that Supplier’s Deliverables or Services infringe the intellectual property rights of a third party. In addition, if such a claim is or is likely to be made, Supplier will, at its own expense, exercise the first of the following remedies that is practicable:
1.  obtain for Buyer and Customer the right to continue to use, sell and license the Deliverables and Services consistent with this Agreement;
2.  modify Deliverables and Services so they are non-infringing and in compliance with this Agreement;
3.  replace the Deliverables and Services, or other affected Deliverables or Services, with non-infringing ones that comply with this Agreement; or
4.  at Buyer's request, accept the cancellation of infringing Deliverables and Services without Buyer having any cancellation liability and the return of the infringing Deliverables at Supplier’s expense and refund any amount paid.

Buyer will give Supplier prompt notice of third party claims against Buyer, and cooperate in the investigation, settlement and defense of such claims.

10.3 Exceptions to Indemnification
Supplier will have no obligation to indemnify Buyer or Buyer Personnel or Customer or Customer Personnel for claims that Supplier’s Deliverables or Services infringe the intellectual property rights of a third party to the extent such claims arise as a result of:

1.  Buyer’s or Customer’s combination of Deliverables or Services with other products or services not reasonably foreseeable by Supplier and such infringement or claim would have been avoided in the absence of such combination;
2.  Supplier’s implementation of a Buyer originated design and such infringement or claim would have been avoided in the absence of such implementation; or

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

 3. Buyer’s or Customer’s modification of the Deliverables and such infringement or claim would have been avoided in the absence of such modification.

11.0 Limitation of Liability between Supplier and Buyer
In no event will either party be liable to the other for any lost revenues, lost profits, incidental, indirect, consequential, special or punitive damages. This mutual Limitation of Liability does not limit the obligations and liability of Supplier resulting from the Section 10.0 Supplier Liability for Third Party Claims.

Supplier acknowledges and agrees that all WA's or PA's issued by Buyer's Affiliate(s) are independent agreements between Supplier or Supplier Affiliate and the Buyer Affiliate. Buyer shall not be liable to Supplier or Supplier Affiliate(s) for any actions or inactions of any Buyer Affiliate(s) under a WA or PA, nor shall any actions or inactions by Buyer's Affiliate(s) constitute a breach of the Agreement between Buyer and Supplier.

12.0 Supplier and Supplier Personnel
Supplier is an independent contractor and this Agreement does not create an agency relationship between Buyer and Supplier or Buyer and Supplier Personnel. Buyer assumes no liability or responsibility for Supplier Personnel. Supplier will:
1.  ensure it and Supplier Personnel are in compliance with all laws and regulations, including but not limited to China Labor Law, China Labor Contract Law and China Labor Dispute Law and licensing requirements;
2.  be responsible for the supervision, control, compensation, withholdings, health and safety of Supplier Personnel;
3.  inform Buyer if a former employee of Buyer will be assigned work under this Agreement, such assignment subject to Buyer approval;
4.  ensure Supplier Personnel performing Services on Buyer’s or Customer’s premises comply with the On Premises Guidelines in the Section titled On Premises Guidelines and upon request, provide Buyer, for export evaluation purposes, the country of citizenship and permanent residence and immigration status of those persons. Buyer retains the right to refuse to accept persons made available by Supplier for export reasons; and
5.  not discriminate against any employees, applicants for employment, or any entity engaged in its procurement practices because of race, color, religion, sex, age, national origin, or any other legally protected status.
6.  ensure it and Supplier Personnel duly establish labor relationship and sign labor contract. There is no labor relationship or dispatching relationship between Buyer and Supplier Personnel. In case there is any claim against Buyer by Supplier Personnel, Supplier shall compensate Buyer all the loss. Supplier undertakes and guarantees joint and several liabilities in case Delivery Company shall compensate Buyer according to this article. The scope guaranteed is of all the loss of Buyer. Provided that Delivery Company fails to perform its payment obligations, Buyer is entitled to claim against Supplier without first pursuing after Delivery Company.
7.  ensure that Supplier Personnel provided to are qualified to provide the Service under this Agreement. In order to verify Supplier Personnel qualification, IBM is entitled to request Supplier to provide background information of the Supplier Personnel including but not limited to resume, qualification certificate, criminal certificate, and identification certificate. Supplier further guarantees Supplier Personnel have all the working permits required by government authority.
8.  Upon request of the Buyer, Supplier will provide to Buyer, for export valuation purposes, the country(ies) of citizenship and permanent residence and immigration status of all Supplier Personnel, including Supplier contractor personnel, assigned to work on this Agreement. Buyer retains the right to refuse to accept persons made available by Supplier for export reasons.
Supplier is responsible for embargoed country check before submitting the CV to Buyer. On the date of this Agreement, embargoed countries include Cuba, Iran, North Korea, Sudan and Syria. Supplier’s Personnel whose nationality is among aforementioned 5 countries, or any other country that is declared an embargoed country, is not eligible to work under this Agreement and the Supplier hereby agrees not to submit CVs of such Personnel to Buyer.
9.  upon Buyer’s request, provide documentation to verify compliance with this Section titled “Supplier and Supplier Personnel”.

13.0 On Premises Guidelines

Supplier will ensure that Supplier Personnel assigned to work on Buyer’s or Buyer’s Customer’s premises will comply with this Section.

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

13.1 Access to Premises
Supplier will:
1.  to the extent permitted by local law, ensure that Supplier Personnel assigned to work on Buyer's or Buyer's Customer's premises will participate in a pre employment criminal background check covering the counties in which the person was employed or resided for the past seven years (or longer as required by State legislation), and inform Buyer of any negative findings;
2.  maintain a current and complete list of the persons' names and social security numbers;
3.  obtain for each person a valid identification badge from Buyer and ensure that it is displayed to gain access to and while on Buyer’s or Buyer's Customer's premises (it is Buyer's policy to deactivate any such badge if not used in ninety days);
4.  maintain a signed acknowledgment that each person will comply with Buyer’s Safety & Security Guidelines;
5.  ensure that each person with regular access to Buyer's and Buyer’s Customer’s premises complies with all parking restrictions and with vehicle registration requirements if any;
6.  inform Buyer if a former employee of Buyer will be assigned work under this Agreement, such assignment subject to Buyer approval;
7.  at Buyer's request, remove a person from Buyer’s or Buyer’s Customer’s premises and not reassign such person to work on Buyer's or Buyer’s Customer’s premises (Buyer is not required to provide a reason for such request); and
8.  notify Buyer immediately upon completion or termination of any assignment and return Buyer’s identification badge. Upon Buyer’s request, Supplier will provide documentation to verify compliance with this Subsection.

13.2 General Business Activity Restrictions

Supplier will ensure that Supplier Personnel assigned to work on Buyer’s or Buyer’s Customer’s premises:
1.  will not conduct any non-Buyer related business activities (such as interviews, hirings, dismissals or personal solicitations) on Buyer's or Buyer’s Customer’s premises;
2.  will not conduct Supplier Personnel training on Buyer’s or Buyer’s Customer’s premises, except for on-the-job training;
3.  will not attempt to participate in Buyer or Customer benefit plans or activities;
4.  will not send or receive non-Buyer related mail through Buyer's or Customer’s mail systems; and
5.  will not sell, advertise or market any products or distribute printed, written or graphic materials on Buyer's or Buyer’s Customer’s premises without Buyer's written permission.

13.3 Buyer's Safety and Security Guidelines
Supplier will ensure that Supplier Personnel assigned to work on Buyer’s or Buyer’s Customer’s premises:
1.  do not bring weapons of any kind onto Buyer's or Buyer’s Customer’s premises;
2.  do not manufacture, sell, distribute, possess, use or be under the influence of controlled substances (for nonmedical reasons) or alcoholic beverages while on Buyer's or Buyer’s Customer’s premises;
3.  do not have in their possession hazardous materials of any kind on Buyer's or Buyer’s Customer’s premises without Buyer's authorization;
4.  acknowledge that all persons, property, and vehicles entering or leaving Buyer's or Buyer’s Customer’s premises are subject to search; and
5.  remain in authorized areas only (limited to the work locations, cafeterias, rest rooms and, in the event of a medical emergency, Buyer's or Buyer’s Customer’s medical facilities). Supplier will promptly notify Buyer of any accident or security incidents involving loss of or misuse or damage to Buyer's intellectual or physical assets; physical altercations; assaults; or harassment and provide Buyer with a copy of any accident or incident report involving the above. Supplier must coordinate with Buyer or Customer access to Buyer’s or Buyer’s Customer’s premises during non-regular working hours.

13.4 Asset Control

In the event Supplier Personnel has access to information, information assets, supplies or other property, including property owned by third parties but provided to Supplier Personnel by Buyer ("Buyer Assets"), Supplier Personnel:
1.  will not remove Buyer Assets from Buyer's or Buyer’s Customer’s premises without Buyer's authorization;
2.  will use Buyer Assets only for purposes of this Agreement and reimburse Buyer for any unauthorized use;
3.  will only connect with, interact with or use programs, tools or routines that Buyer agrees are needed to provide Services;
4.  will not share or disclose user identifiers, passwords, cipher keys or computer dial port telephone numbers; and

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

5.  in the event the Buyer Assets are confidential, will not copy, disclose or leave such assets unsecured or unattended. Buyer may periodically audit Supplier's data residing on Buyer Assets.

13.5 Supervision of Supplier Personnel
Suppliers will provide consistent and effective supervision of its Personnel provided under this Agreement, at no additional cost to Buyer. Consistent and effective supervision shall include regular interaction and communication with Supplier Personnel either in person or through other effective means. Supplier's supervisor shall be responsible for exercising full supervisory authority over all day-to-day employment relationship decisions relating to Supplier Personnel, including those decisions relating to: wages, hours, terms and conditions of employment, hiring, discipline, performance evaluations, termination, counseling and scheduling. Supplier's supervisors responsible for each work location will be responsible to know that work location’s planned holiday (and other closing) schedules and the impacts all such schedules have on Supplier Personnel. Supplier will conduct orientation sessions with its Personnel before placement on an assignment with Buyer, during which orientation such Personnel will be told who their supervisor is and how that supervisor can be contacted. Supplier will, from time to time, ensure that all of its Personnel working under this Agreement continue to be aware of this information. Supplier shall also be responsible for training its Personnel that any employment related issues should be brought forward to Supplier and not Buyer. Where such issues relate to actions which are alleged to have been taken by Buyer or Buyer's Personnel, Supplier will notify Buyer immediately in order that appropriate investigative action can be taken. Notwithstanding any other language or agreement to the contrary, Buyer will not, and Supplier agrees that Buyer has no responsibility to approve any Supplier Personnel’s time sheets. If Buyer should review, sign and/or submit Supplier Personnel’s timesheets, whether manually or electronically, as part of Buyer's billing verification processes, the parties acknowledge and agree that such review, signature and/or submittal shall in no way constitute concurrence or approval of such timesheets, nor create any other commitment or obligation on the part of Buyer to Supplier or Supplier Personnel. Nothing contained in this Agreement shall be construed as granting to Supplier or Supplier Personnel any other or additional rights under any Buyer’s employee benefit plan or otherwise that may now exist under the Buyer’s Employee Policy by reason of the Supplier Personnel prior status as an employee of the Buyer. If any Supplier Personnel designated by Supplier doesn't complete required de-boarding process at the end of his participation to the project, Buyer shall have the right to withhold payment to Supplier until the de-boarding process has been completed to the Buyer's satisfaction.

14.0 Insurance
Supplier will maintain at its expense:
1.  commercial general or public liability insurance with a minimum limit per occurrence or accident of 1,000,000 USD (or local currency equivalent);
2.  workers' compensation or employer's liability insurance as required by local law, such policies waiving any subrogation rights against Buyer; and
3.  automobile liability insurance as required by local statute but not less than 1,000,000 USD (or local currency equivalent) if a vehicle will be used in the performance of this Agreement.
Insurance required under clauses (1) and (3) will name Buyer as an additional insured with respect to Buyer's insurable interest, will be primary or noncontributory regarding insured damages or expenses. Upon Buyer’s request, Supplier will provide to Buyer certificate(s) of insurance to verify compliance with the terms and conditions above.

15.0 Term and Termination

15.1 Term
1. This Agreement is effective as of the Effective Date and shall remain in effect until May 31st 2015 from the Effective Date (the “Initial Term”). After the Initial Term, Buyer has the right, but not the obligation, to extend and renew this Base Agreement and the MSOW for one or more successive Renewal Terms by providing sixty (60) days notice to Supplier prior to the end of the applicable term. Such renewal will be at substantially the same terms and conditions of this Agreement and the MSOW, including the applicable pricing and Service Levels as defined in the MSOW.

15.2 Termination of this Agreement

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

1.  Buyer may terminate this Agreement if Supplier commits a material breach of its obligations under this Base Agreement, MSOW and PSOW, provided that the breach is irremediable, or if it was remediable and Supplier failed to remedy it within thirty (30) days of receiving written notice of the breach. In the event that Buyer exercises its right of termination pursuant to this Section and Supplier does not agree with Buyer upon whether an act or a series of acts constitute Buyer's material breach, Supplier and Buyer can, if agreed, refer to dispute escalation and resolution processes as set forth in the Section 4.4 under the MSOW and the Section 16.4 of this Agreement. For the avoidance of doubt, the Termination shall become effective on the date specified in the written letter from Buyer unless both Buyer and Supplier agree otherwise during or after the dispute escalation and resolution processes as mentioned above. Supplier may terminate this Agreement prior to the end of the Initial Term or applicable Renewal Term if and only if Buyer is more than ninety (90) days overdue in paying an undisputed and material portion of the invoices hereunder and Supplier has given Buyer written notice that such amount is so overdue and Buyer has failed to pay within thirty (30) days of receipt of such written notice.
2.  Either party may terminate this Agreement on thirty (30) days or more advance written notice if: (i) the other party ceases or threatens to cease to carry on its business; (ii) the other party is unable to pay its debts (within the meaning of any insolvency law applicable to a party); (iii) an order, ruling or directive is entered, or a resolution passed, for the liquidation, bankruptcy, reorganization, administration, winding-up or dissolution of the other party (other than for the purposes of a solvent amalgamation or reconstruction); (iv) an administrative or other receiver, manager, liquidator, trustee or similar officer is appointed over all or substantially all of the assets of the other party; (v) the other party makes an assignment for the benefit of creditors, or enters into or proposes any similar arrangement; or (vi) the other party is ordered to discontinuance its performance under this Agreement by a governing court or regulatory body.
3.  Buyer has the discretionary right to decide, based on effect and impact of a Change of Control event as defined hereunder, whether to exercise its right to terminate this Agreement if there is a Change of Control of Supplier. Change of Control in this Agreement shall mean a transaction or a series of related transactions as a result of which 50% or more of the ownership of the outstanding common stock or other equity interests or assets of Supplier is acquired or controlled by a third party, whether by reason of stock acquisition, asset acquisition, merger, consolidation, reorganization, voting agreement or otherwise.
4.  Termination of this Agreement for Convenience. Supplier and Buyer agree that both parties have the right to terminate this Agreement and MSOW for convenience for any reason two years following the Effective Date upon sixty (60) days’ prior written notice. In case Buyer terminates according to this 15.2.4, Supplier shall not claim any compensation or impose any penalty to Buyer.
5.  Buyer, its Affiliates and/or Buyer’s suppliers have the option but not obligation to hire all resources under all WAs without any compensation to Supplier if this Agreement and/or MSOW is early terminated by Supplier .
6.  Notwithstanding any provision to the contrary, in the event this Agreement is terminated, the following provisions shall survive, and remain in full force and effect: Section 4.0 (“Taxes”), Section 7.0 ("Warranties"), Section 9.0 ("Intellectual Property"), Section 10.0 ("Supplier Liability for Third Party Claims"), Section 11.0 (“Limitation of Liability between Supplier and Buyer"), Section 15.4 (“ Transition Assistance upon Termination”), Section 16.4 ("Choice of Law and Forum; Waiver of Jury Trial; Limitation of Action" ), Section 16.7 ("Exchange of Information"), Section 16.11 ("Prior Communications and Order of Precedence"), and Section 16.12 ("Record Keeping and Audit Rights").
7.  Buyer may terminate this Agreement immediately by written notice to Supplier upon the occurrence of any of the following events: (i) Supplier fails to meet the same Service Level for three (3) consecutive months; (ii) Supplier fails to achieve fifty percent (50%) or better of all Service Levels combined, calculated as described in MSOW, during any consecutive three (3) months period; or (iii) Supplier or one of its Affiliates breach the Non-Compete under Section 16.0 of MSOW; or (iv) Supplier fails to maintain the Delivery Company employee requirements and as provided in Section 15.5.4.

15.3 Termination of a MSOW, PSOW and/or a Purchase Order
Termination of the MSOW, PSOW and/or a Purchase Order is defined in Section 8.3 of the MSOW.

15.4 Transition Assistance upon Termination
1. At the termination of each PSOW and upon the expiration or earlier termination of this Agreement, in accordance with the terms and conditions thereof, Supplier shall reasonably cooperate with Buyer to orderly, timely and efficiently transfer the Services to Buyer, Buyer’s Customer or the Customer’s replacement service provider, as applicable. Buyer shall have the option to continue purchasing Services from Supplier, for up to 12 months following termination, at the current pricing, terms and conditions of this Agreement, including applicable Service Levels. Notwithstanding the foregoing, if this Agreement is terminated by Supplier due to Buyer's failure to timely pay fees for Services rendered, Buyer will first provide financial security and/or guarantees of performance that are reasonable and satisfactory to Supplier before Supplier continues to provide such Services.

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

2. Immediately after the termination, Supplier shall return to Buyer, or destroy all data, information and records pertaining to Buyer, Customers and Customers in accordance with the manner as Buyer may require in written instructions for the disposition of such items provided at the time of termination. Such disposition shall be certified to Buyer, in writing, by an officer of Supplier.

15.5 Supplier’s Obligation to Establish and Maintain a Delivery Company
1.  Supplier shall maintain during the Initial Term of this Agreement and any Renewal Terms, at its own expense, a wholly owned subsidiary of Supplier or Supplier’s Affiliate in the form of a limited liability company under the Company Law of China (the “Delivery Company”) and a Delivery Company’s branch offices and subsidiaries. Supplier’s failure to meet this requirement will result in Buyer having the right to withhold payment from Supplier for the Services without penalty or liability during the period of such failure. Any continued failure for more than thirty (30) days shall be a material breach of this Agreement. During the Initial Term of this Agreement and any Renewal Terms, Buyer may request Supplier and Delivery Company to duly establish other branch offices in other locations in China (at the expense of Supplier and Delivery Company) to satisfy Buyer’s business needs.
2.  Promptly after the formation of the Delivery Company and subject to Section 15.5 (10) below, Supplier shall cause the Delivery Company to become a party hereto by entering into to a Participation Agreement in conformity with the terms and conditions set forth in the form of PA. Buyer has the option but not obligation to enter into such PA with the Delivery Company.
3.  Promptly after the formation of the Delivery Company, Supplier shall cause the Delivery Company to enter into and maintain employment relationships with those employees who have been jointly selected and designated by Buyer and Supplier for the purpose of delivering the Services contemplated by this Agreement on a dedicated basis. During the Term of this Agreement, any further increase in headcount for the purpose of delivering the Services contemplated by this Agreement will be hired by the Delivery Company, its subsidiary and/or its branches directly, and Supplier must notify Buyer of such increase at least three days in advance with notice in writing and such increase shall be subject to Buyer’s written consent.
4.  Supplier will ensure that (i) those employees that have been selected, designated, and assigned by Supplier for the purpose of delivering the Services at the Delivery Company as contemplated by this Agreement will comply with the Guidelines of Buyer’s premises, and (ii) at all times no less than 90% of such employees shall remain employed and in good standing which can include but not limited to an employee's compliance with Supplier employment policies, executing a current employee contract, and maintaining acceptable employee performance ratings on work performed and documented on employee performance evaluations.
5.  The Delivery Company shall be formed solely and exclusively for the purpose of delivering the Services to Buyer as contemplated by this Agreement. At all times during this Agreement, Supplier shall not cause the Delivery Company and any of its employee to, and it shall not, provide any services to any person or entity, other than Buyer and Buyer’s Customers and as otherwise authorized by Buyer in writing from time to time.
6.  Supplier shall cause the Delivery Company to have and maintain all the assets, both tangible and intangible, reasonably necessary to operate the business and provide the Services contemplated by this Agreement.
7.  Except as expressly set forth with the prior written consent of Buyer, neither Supplier nor the Delivery Company may, directly or indirectly, take any action which could negatively impact the value of the Delivery Company, including, but not limited to, the following actions: (i) terminate or transfer any employees; (ii) amend the Articles of Association or other organizational documents of the Company; (iii) enter into, terminate or amend any contract in a manner restricting the Company’s ability to conduct its business in the manner required to provide the Services; (iv) sell, lease, license, transfer, encumber, restrict or dispose of any of its properties, assets or rights, other than those made in the ordinary course of business; (v) enter into any collective bargaining agreement or labor union contract, except as required by applicable law; (vi) adopt any plan or arrangement to provide employee compensation or benefits or amend any existing employee benefit plan or arrangement, (vii) enter into, terminate or amend any employment or consulting contract, or increase compensation or benefits, or pay or agree to pay any severance or special bonus; (viii) make or change any material election in respect of taxes, or adopt or change any material accounting method in respect of taxes; (ix) issue any additional shares or other equity interests, including rights or options therein, or modify its capital structure; or (x) authorize or agree to take any of the actions described above.
8.  At all times following the initial incorporation of the Delivery Company, Supplier shall cause the Delivery Company to, and it shall: (i) be duly organized, validly existing and in good standing under the laws of the People’s Republic of China; (ii)have all requisite power and authority to own, lease or operate all of its properties and assets and to carry on its business; and (iii) be duly licensed or qualified to do business and provide Services in the People’s Republic of China; (iv) comply with and prepare its financial statements under general accepted accounting principles applicable in China to the Delivery Company.

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

9.  At all times following the initial incorporation of the Delivery Company, Supplier shall cause the Delivery Company to, and it shall: i) establish and maintain a minimum registration capital of RMB 2 million; ii) maintain sufficient working capital for the Delivery Company to meet its operational obligations including employee compensation, employee benefits, staff training, taxes, leases, and Delivery Company infrastructure expenses; iii) provide quarterly financial and operational statements of the Delivery Company to the Buyer.
10.  Supplier agrees to provide a performance guarantee to Buyer and its Affiliates to provide timely and duly support to mitigate Buyer and its Affiliates’ loss, in case Delivery Company has performance issue.
11.  Supplier further agrees that during the Agreement, it will vote all of its Shares in the Delivery Company against any merger, consolidation, business combination, sales of assets or equity interests, reorganization, separation, spin-off, dissolution, liquidation or winding up of the Delivery Company.

16.0 General

16.1 Amendments
This Agreement may only be amended by a writing specifically referencing this Agreement which has been signed by authorized representatives of the parties.

16.2 Assignment
Neither party will assign their rights or delegate or subcontract their duties under this Agreement to third parties or Affiliates without the prior written consent of the other party, such consent not to be withheld unreasonably, except that either party may assign this Agreement in conjunction with the sale of a substantial part of its business using this Agreement or any intellectual property assigned or licensed under this Agreement. Any unauthorized assignment of this Agreement is void.

16.3 Subcontracting
Supplier will not subcontract any of its work under this Agreement to any third party. Additionally, Supplier will not subcontract any of its work under this Agreement to any Affiliate, without Buyer's written consent.

16.4 Choice of Law and Forum; Waiver of Jury Trial; Limitation of Action
This Agreement and the performance of transactions under this Agreement will be governed by the laws of the People’s Republic of China. Should any dispute arise between the Parties, the Parties will attempt to resolve the dispute in good faith by negotiations. In case no settlement can be reached, the disputes will be submitted to China International Economic and Trade Arbitration Commission in Beijing for arbitration according to the then effective rules of the said Arbitration Commission. The arbitration shall be conducted in Chinese. The arbitration award will be final and binding on both parties. The arbitration fee will be borne by the losing party. During the course of arbitration, this Agreement shall continue to be performed except for the part which the Parties are disputing and which is undergoing arbitration.

16.5 Communications
All communications between the parties regarding this Agreement will be conducted through the parties’ representatives as specified in the relevant PSOW. All notices required in writing under this Agreement will be made to the appropriate contact(s) listed in the relevant SOW and will be effective upon actual receipt. Notices may be transmitted electronically, by registered or certified mail, or courier. All notices, with the exception of legal notices, may also be provided by facsimile.

16.6 Counterparts
This Agreement may be signed in one or more counterparts, each of which will be deemed to be an original and all of which when taken together will constitute the same Agreement. Any copy of this Agreement made by reliable means (for example, photocopy or facsimile) is considered an original.

16.7 Exchange of Information
1. The parties agree that the terms and conditions of the Base Agreement, MSOW, PA and PSOW as well as all information regarding or relating to the financial and business relationship contemplated by and between Supplier and Buyer or its Affiliates are confidential information of the parties, and shall be governed by the terms of PAECI (Procurement Agreement for the Exchange of Confidential Information) # 4906C21803 (signed between Supplier and IBM Solution & Services (SZ) Co., Ltd.)

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

and PAECI#4910016449 (signed between Supplier and IBM Dalian Global Delivery Co Ltd.).. All other information which is not covered by above scope and not expressly marked as “Confidential” is disclosed and exchanged as non-confidential information.
2.  The parties will not publicize the terms of this Agreement, or the relationship, in any advertising, marketing or promotional materials without prior written consent of the other party except as may be required by law, provided the party publicizing gives the other party reasonable prior notice to allow the other party a reasonable opportunity to obtain a protective order. Supplier will use information regarding this Agreement only in the performance of this Agreement. Any contacts with government employees by Supplier on Buyer's behalf may only be for the purpose of providing Services under this Agreement.
3.  For any business personal information relating to Supplier Personnel that Supplier provides to Buyer, Supplier has obtained the agreement of the Supplier Personnel to release the information to Buyer and to allow Buyer to use such information in connection with this Agreement. Buyer will not use such information for anything other than this Agreement.
4.  The Parties are allowed to disclose the Confidential Information if such disclose is required under applicable mandatory law or by a governmental order, decree, regulation or rule, or by any competent court or authority, provided that the disclosing party shall inform the other party of such requirement immediately prior to such disclosure.

16.8 Freedom of Action
This Agreement is nonexclusive and except for the non-compete in the Section 16.0 of MSOW and non-solicitation provisions in the Section 11.5.2 of MSOW, either party may design, develop, manufacture, acquire or market competitive products or services. Buyer will independently establish prices for resale of Deliverables or Services and is not obligated to announce or market any Deliverables or Services and does not guarantee the success of its marketing efforts, if any.

16.9 Force Majeure
Neither party will be in default or liable for any delay or failure to comply with this Agreement due to any act beyond the control of the affected party, excluding labor disputes, provided such party immediately notifies the other.

16.10 Obligations of Affiliates
Affiliates will acknowledge acceptance of the terms of this Agreement through the signing of a PA before conducting any transaction under this Agreement.

16.11 Prior Communications and Order of Precedence
This Agreement replaces any prior oral or written agreements or other communication between the parties with respect to the subject matter of this Agreement, excluding any confidential disclosure agreements. In the event of any conflict in these documents, the order of precedence will be:
1.  the quantity, payment and delivery terms of the relevant WA;
2.  the relevant PSOW;
3.  the Participation Agreement;
4.  the MSOW;
5.  this Base Agreement; and
6.  the remaining terms of the relevant WA.

16.12 Record Keeping and Audit Rights
1.  Supplier and Delivery Company will maintain (and provide to Buyer upon request) relevant business and accounting records to support invoices under this Agreement and proof of required permits and professional licenses, for a period of time as required by local law, but not for less than three (3) years following completion or termination of the relevant SOW and/or WA. All accounting records will be maintained in accordance with generally accepted accounting principles.

2.  Supplier shall provide Buyer with duly audited and consolidated annual financial statements of Delivery Company upon request by Buyer. Buyer will review and reaffirm the audited and consolidated annual financial statements of the Delivery Company provided by its auditor.
3.  Buyer will withhold the right to execute an independent financial and operational, including utilization, record review of Supplier’s and/or Delivery Company entity’s on a quarterly basis as set forth in the Section 15.5.

16.13 Severability

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

If any term in this Agreement is found by competent judicial authority to be unenforceable in any respect, the validity of the remainder of this Agreement will be unaffected, provided that such unenforceability does not materially affect the parties’ rights under this Agreement.

16.14 Survival
The provisions set forth in the following Sections and Subsections of this Base Agreement will survive after termination or expiration of this Agreement and will remain in effect until fulfilled: “Taxes”, "Ongoing Warranties", "Intellectual Property", "Supplier Liability for Third Party Claims", "Limitation of Liability between Supplier and Buyer", "Record Keeping and Audit Rights", "Choice of Law and Forum; Waiver of Jury Trial; Limitation of Action", "Exchange of Information", and "Prior Communications and Order of Precedence".

16.15 Waiver
An effective waiver under this Agreement must be in writing signed by the party waiving its right. A waiver by either party of any instance of the other party's noncompliance with any obligation or responsibility under this Agreement will not be deemed a waiver of subsequent instances.

16.16 Ethical Dealings
Supplier will be familiar and will strictly comply with all laws and regulations on bribery, corruption, and prohibited business practices. Supplier and its Affiliates have not and will not, for the purpose of influencing or inducing anyone to influence decisions in favor of Buyer or any of its Affiliates, offer, promise or make or agree to make, directly or indirectly, (a) any political contributions of any kind or any payment to or for the benefit of any public official, whether elected or appointed, (b) any payments for gifts, meals, travel or other value for a government employee or his/her family members or (c) any payments or gifts (of money or anything of value) to anyone. Buyer shall not reimburse Supplier for any such political contributions, payments or gifts.

Technical Services Agreement
Base Agreement

Base Agreement #4911013920 Master SOW #4911013924

ACCEPTED AND AGREED TO:	ACCEPTED AND AGREED TO:
IBM Dalian Global Delivery Co Ltd.	Bejing Camelot Technology Co.,Ltd.
By:	By:

Buyer Signature	Date	Supplier Signature	Date

Printed Name	Printed Name

Title & Organization	Title & Organization

Buyer Address:	Supplier Address:
No. 269 Wu Yi Road, Dalian, P.R. China. 116023	11th FL Zhejiang Tower 26 North Ring 3 Road 100029

ACCEPTED AND AGREED TO:
IBM Solution & Services (SZ) Co., Ltd.
By:

Buyer Signature	Date

Printed Name

Title & Organization

Buyer Address: 6/F, Liming Building Keji Rd.1.S, South Area, Shenzhen Hi-tech Industrial Park, Nanshan District, Shenzhen P.R.C.518057